Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY THIRD QUARTER 2021 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $102.7 million for the three months ended September 30, 2021, compared to $81.4 million for the three months ended September 30, 2020.

•

Net income was $6.7 million (earnings per share of $0.10) for the three months ended September 30, 2021, compared to a net income of $1.3 million (earnings per share of $0.02) for the three months ended September 30, 2020.

•	Adjusted EBITDA(1) was $40.3 million for the three months ended September 30, 2021, compared to $29.6 million for the three months ended September 30, 2020.

•	Fleet utilization was 84.0% for the three months ended September 30, 2021, an increase from the 78.8% achieved for the three months ended September 30, 2020.

•

The ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”) had throughput volumes of 128,000 tons for the three months ended September 30, 2021, compared to 170,000 tons for the three months ended September 30, 2020.

•

A fifth vessel entered a 12-month time charter with Mitsui & Co. Energy Trading Singapore Pte. Ltd. following an initial four vessels in the second quarter, transporting LPG from Pembina Pipeline Corporation’s new LPG export facility at Prince Rupert, British Columbia, West Coast Canada.

•

On August 4, 2021, the Company entered into the previously announced transaction with Naviera Ultranav Limitada (“Ultranav”) to acquire the Ultragas ApS (“Ultragas”) fleet and business activities. The addition of their vessels gives a combined fleet of 55 vessels which will enhance our capability to provide flexibility, choice and support to our customers.

•	In November 2021, the Company secured multi-year time charters for its remaining three midsize ethane carriers, with expiry of these time charters in 2026.

The Company’s financial information for the quarter ended September 30, 2021, included in this press release is preliminary and is subject to change in connection with the completion of the Company’s quarter-end close procedures and further financial review. Actual results may differ from these estimates as a result of the completion of the Company’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended September 30, 2021 is finalized.

Recent Developments

Ultragas Transaction

During the third quarter 2021, on August 4, 2021, the Company entered into the previously announced transaction with Naviera Ultranav Limitada (“Ultranav”) to combine the Ultragas ApS (“Ultragas”) fleet and business activities with Navigator, by acquiring two entities, Othello Shipping Company S.A. with its 18 wholly owned vessel owning entities; and Ultragas ApS, (the vessels’ operator) with its subsidiary (Ultraship, an in-house technical manager), and associated entities UltraShip Crewing and Unigas Intl B.V. (the pool in which 11 of the 18 vessels operate). The acquired fleet of 18 vessels, which has a provisional book value of approximately $377.0 million, comprises:

•	seven modern 22,000cbm handysize semi-refrigerated vessels;

•	five 12,000cbm ethylene vessels and;

•	six gas carriers in the 3,770-9,000cbm range, three of which are ethylene capable.

On September 28, 2021, the Company agreed to sell one of the older acquired vessels, the Happy Bride, a 1999 built 6,400 cbm LPG carrier to a third-party for $4.75 million. The sale completed on October 12, 2021.

The acquisition price for the entities acquired comprised of approximately 21.2 million new shares of the Company’s common stock issued to Ultranav as well as the Company assuming the acquired entities approximate $175.2 million of net debt.

The debt consists of five bank loans, secured on a total of 13 of the 18 vessels acquired, the other five vessels are unencumbered. The bank loans, which in aggregate have half yearly repayments of approximately $13.6 million, mature from June 2026 and attract interest at U.S. Libor plus a margin of between 1.9% and 2.65%. In each case U.S. Libor has been fixed through an interest rate swap of approximately 2.0%. The financial covenants on these five bank loans were modified on acquisition to be consistent with those of Navigator.

Market Trends

The 12 month timecharter assessment for handysize semi-refrigerated gas carriers was quoted at $625,000 per calendar month (“pcm”) at the beginning of the third quarter 2021 and reduced 6% to $590,000 pcm for September which is the lowest level throughout 2021. However, the market has firmed over the past two months and the time charter assessment has increased 9% to $645,000 pcm. A broker’s assessment of ethylene capable handysize vessels was $750,000 pcm at the end of the third quarter and has increased to $790,000 pcm since that time. The larger, medium sized gas carriers (“MGC’s”) and very large gas carriers (“VLGC’s”) are showing moderate to strong earnings being quoted at $680,000 pcm and $970,000 pcm respectively. This reduces interest in handysize LPG cargoes from the larger vessels as they focus on their traditional segment-specific trade-routes.

Similarly, when the ethylene capable handysize vessels are carrying ethane or ethylene cargoes, they do not seek employment from the LPG or other petrochemical cargoes that the semi-refrigerated handysize vessels are employed in. We therefore see a correlation in our utilization rates relative to U.S. export activity of ethane and ethylene. The U.S. petrochemical industry was building ethylene inventory levels during the third quarter, 2021 in anticipation of the hurricane season, which led to a reduction in physical exports of ethylene from the U.S. Gulf and forced some of the ethylene capable handysize vessels to seek employment opportunities in the traditional semi-refrigerated market. This cause-effect negatively impacted our utilization rates which reduced slightly from 85% in the second quarter 2021 to 84% in the third quarter. Since October however, U.S. ethylene exports have gone from strength to strength showing record volumes for November, which in turn has had a positive impact on our vessel utilization. In addition to increased volumes to transport, trade-routes have changed from previously being the majority to shorter European destinations to now a majority to Far Eastern destinations, which doubles the ton-mile demand for each ton exported. At the beginning of 2021, we had two fully-refrigerated handysize vessels employed in ammonia trades, today we have five and we expect ammonia to become a larger part of our employment portfolio going forward. This will also have a positive effect in tightening the handysize segment, as switching handysize vessels from LPG to ammonia reduces the availability of vessels trading in LPG.

Our four MGCs with ethane and ethylene capability are contracted on multi-year ethane time charters. This means they are employed in the premium trades that they were built for, thus avoiding competing with our handysize vessels in the LPG and petrochemical markets. There is continued interest in additional spot ethane opportunities from the various petrochemical consumers and we see our Luna Pool increasingly playing an important part in adding value to this particular supply chain.

Terminal

Ethane remains competitive as a feedstock for the production of ethylene. This key fundamental underpins the continuation of U.S. produced ethylene to international markets. The arbitrage, being the price difference between U.S. product and international ethane prices, have been uncharacteristically volatile during 2021, including the third quarter. U.S. ethylene exports are likely to achieve record high export levels in November, and we expect the Marine Export Terminal to maintain nameplate capacity going forward.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	Our fleet size has changed. On August 4, 2021, we acquired an additional 18 LPG Carriers as part of the acquisition of Ultragas and Othello Shipping Company S.A.. These vessels comprised:

•	seven modern 22,000cbm handysize semi-refrigerated vessels;

•	five 12,000cbm ethylene vessels and;

•	six gas carriers in the 3,770-9,000cbm range, three of which are ethylene capable.

On September 28, 2021, the Company agreed to sell one of the older acquired vessels, the Happy Bride, a 1999 built 6,400 cbm LPG carrier to a third-party for $4.75 million. The sale completed on October 12, 2021.

Given the increase in the number of vessels operating in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•

We have additional financing arrangements. We have assumed five bank loan facilities with the acquisition of Ultragas and Othello Shipping Company S.A.. The loans are secured on a total of 13 of the 18 vessels acquired, the other five vessels are unencumbered. The bank loans, which in aggregate have half yearly repayments of approximately $13.6 million, mature from June 2026 and attract interest at U.S. Libor plus a margin of between 1.9% and 2.65%. In each case interest is fixed by an interest rate swap of approximately 2.0%. The financial covenants on these five bank loans were modified to align with those of Navigator.

Results of Operations for the Three Months Ended September 30, 2020 Compared to the Three Months Ended September 30, 2021

The following table compares our operating results for the three months ended September 30, 2020 and 2021:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021	Percentage Change

	(in thousands, except percentages)
Operating revenue	$75,613	$87,085	15.2%
Operating revenue – Luna Pool collaborative arrangement	5,738	7,504	30.8%
Operating revenue – Unigas Pool	—	8,155	n/a

Total operating revenues	81,351	102,744	26.3%
Expenses:
Brokerage commissions	1,220	1,163	(4.7%)
Voyage expenses	14,584	16,775	15.0%
Voyage expenses – Luna Pool collaborative arrangement	4,390	4,772	8.7%
Vessel operating expenses	27,221	34,948	28.4%
Depreciation and amortization	19,180	24,054	25.4%
General and administrative costs	6,525	7,749	18.8%
Other income	(77)	(98)	27.3%

Total operating expenses	73,043	89,363	22.3%

Operating income	8,308	13,381	61.1%
Foreign currency exchange (loss) / gain on senior secured bonds	(1,612)	1,372	n/a
Unrealized gain / (loss) on non-designated derivative instruments	1,991	(227)	n/a
Interest expense	(9,341)	(10,373)	11.0%
Loss on repayment of 7.75% senior unsecured bonds	(479)	—	n/a
Write off of deferred financing costs	(155)	—	n/a
Interest income	52	70	34.6%

(Loss) / income before taxes and share of result of equity accounted joint ventures	(1,236)	4,223	n/a
Income taxes	(120)	(446)	271.7%
Share of result of equity accounted joint ventures	3,147	3,302	4.9%

Net income	1,791	7,079	295.3%
Net income attributable to non-controlling interest	(446)	(389)	(12.8%)

Net income attributable to stockholders of Navigator Holdings Ltd.	$1,345	$6,690	397.4%

Operating Revenue. Operating revenue increased by $11.5 million or 15.2% to $87.1 million for the three months ended September 30, 2021, from $75.6 million for the three months ended September 30, 2020. This increase was principally due to:

•

an increase in operating revenue of approximately $7.9 million attributable to an increase in available days which increased by 438 days to 3,822 days for the three months ended September 30, 2021, from 3,384 days for the three months ended September 30, 2020. This increase in available days was as a result of seven additional handysize vessels being acquired as part of the Ultragas transaction;

•

an increase in operating revenue of approximately $4.4 million as a result of a increase in fleet utilization to 84.0% for the three months ended September 30, 2021, from 78.8% for the three months ended September 30, 2020;

•

a decrease in operating revenue of approximately $3.0 million attributable to a decrease in average monthly time charter equivalent rates, which decreased to an average of approximately $21,891 per vessel per day ($665,800 per calendar month) for the three months ended September 30, 2021, compared to an average of approximately $22,892 per vessel per day ($696,200 per calendar month) for the three months ended September 30, 2020; and

•

an increase in operating revenue of approximately $2.2 million primarily attributable to an increase in pass through voyage costs, due to more expensive bunker fuel and additional canal transits for the three months ended September 30, 2021, compared to the three months ended September 30, 2020.

The following table presents selected operating data for our vessels for the three months ended September 30, 2020 and 2021, which we believe are useful in understanding the basis for movement in our operating revenue. It does not include our 11 owned vessels in the independently managed Unigas Pool or the five Pacific Gas vessels in our Luna Pool.

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021

Fleet Data:
Weighted average number of vessels	38.0	42.6
Ownership days	3,496	3,923
Available days	3,384	3,822
Operating days	2,666	3,212
Fleet utilization	78.8%	84.0%
Average daily time charter equivalent rate (*)	$22,892	$21,891

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing operating revenue, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021

	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$75,613	$87,085
Voyage expenses (excluding collaborative arrangements)	14,584	16,775

Operating revenue less Voyage expenses	61,029	70,310

Operating days	2,666	3,212
Average daily time charter equivalent rate	$22,892	$21,891

Operating Revenue – Luna Pool collaborative arrangement. Operating revenue – Luna Pool collaborative arrangement, which was our share of the other Luna Pool participants revenue increased by $1.8 million to $7.5 million for the three months ended September 30, 2021, compared to $5.7 million for the three months ended September 30, 2020. This increase relates to improved utilization and time charter rates for the Luna Pool vessels for the three months ended September 30, 2021, compared to the three months ended September 30, 2020.

Operating Revenue – Unigas Pool. Operating revenue – Unigas Pool was $8.2 million for the three months ended September 30, 2021 and represents our share of the revenue earned on our 11 vessels operating within the Unigas Pool, based on agreed pool points. These vessels were acquired as part of the Ultragas transaction on August 4, 2021 and therefore the Operating revenue – Unigas Pool relates to revenue earned for a portion for the three months ended September 30, 2021. We had no vessels operating in the Unigas pool for the three months ended September 30, 2020.

Brokerage Commissions. Brokerage commissions, which typically vary between 0.625% and 2.5% of operating revenue, was consistent at $1.2 million for both the three months ended September 30, 2020 and 2021, notwithstanding the increased operating revenue.

Voyage Expenses. Voyage expenses increased by 15.0% to $16.8 million for the three months ended September 30, 2021, from $14.6 million for the three months ended September 30, 2020. This was primarily due to an increase in the price of bunkers used by our vessels, and an additional number of voyage charter days during the three months ended September 30, 2021 as a result of having additional vessels, as compared to the three months ended September 30, 2020. These increased voyage costs are typically pass through costs, corresponding to an increase in operating revenue of the same amount.

Voyage Expenses. – Luna Pool collaborative arrangement. Voyage expenses – Luna Pool collaborative arrangement, which was our other Luna Pool participants share of our revenue, was $4.8 million for the three months ended September 30, 2021 compared to $4.4 million for the three months ended September 30, 2020. This increase was due to improved utilization and time charter rates for the Luna Pool vessels for the three months ended September 30, 2021, compared to the three months ended September 30, 2020.

Vessel Operating Expenses. Vessel operating expenses increased by 28.4% to $34.9 million for the three months ended September 30, 2021, from $27.2 million for the three months ended September 30, 2020. The increase in vessel operating expenses was as a result of an additional 18 vessels joining the fleet during the three months ended September 30, 2021. However, average daily vessel operating expenses decreased by $179 per vessel per day, or 2.3%, to $7,607 per vessel per day for the three months ended September 30, 2021, compared to $7,786 per vessel per day for the three months ended September 30, 2020.

Depreciation and Amortization. Depreciation and amortization expense increased by 25.4% to $24.1 million for the three months ended September 30, 2021 from $19.2 million for the three months ended September 30, 2020. Depreciation and amortization expense included amortization of capitalized drydocking costs of $3.7 million and $1.7 million for the three months ended September 30, 2021, and 2020 respectively.

General and Administrative Costs. General and administrative costs increased by $1.2 million or 18.8% to $7.7 million for the three months ended September 30, 2021, from $6.5 million for the three months ended September 30, 2020. The increase in general and administrative costs was primarily as a result of additional audit fees of $0.5 million for the three months ended September 30, 2021, as well as $0.6 million for general and administrative costs associated with Ultragas since the date of the transaction.

Other Income. Other income was $0.1 million for both the three months ended September 30, 2021, and September 30, 2020, and represents management fees we receive for commercial and administrative activities we perform for the Luna Pool.

Non-operating Results

Foreign Currency Exchange Loss on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of September 30, 2021. The foreign currency exchange loss of $1.4 million for the three months ended September 30, 2021, was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 8.7 to USD 1.0 as of September 30, 2021, compared to NOK 8.6 to USD 1.0 as of June 30, 2021. The foreign currency exchange gain of $1.6 million for the three months ended September 30, 2020, was as a result of the Norwegian Kroner strengthening against the U.S. dollar, being NOK 9.4 to USD 1.0 as of September 30, 2020, compared to NOK 9.7 to USD 1.0 as of June 30, 2020.

Unrealized Loss on Non-designated Derivative Instruments. The unrealized loss on non-designated derivative instruments of $0.2 million for the three months ended September 30, 2021, relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the weakening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the three months ended September 30, 2020, was $2.0 million.

Interest Expense. Interest expense increased by $1.0 million, or 11.0%, to $10.4 million for the three months ended September 30, 2021, from $9.3 million for the three months ended September 30, 2020. This is primarily as a result of an additional debt amount of $192.7 million assumed as part of the Ultragas transaction on August 4, 2021. This additional debt attracts interest at a fixed rate of approximately 4.0%.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended September 30, 2021, we had a tax charge of $446,000 compared to taxes of $120,000 for the three months ended September 30, 2020.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a profit of $3.3 million for the three months ended September 30, 2021, compared to a profit of $3.1 million for the three months ended September 30, 2020, primarily as a result of the terminal being fully operational during the three months ended September 30, 2021, whereas for three months ended September 30, 2020, the new cryogenic storage tank was not yet in service.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results.

Results of Operations for the Nine Months Ended September 30, 2020 Compared to the Nine Months Ended September 30, 2021

The following table compares our operating results for the nine months ended September 30, 2020 and 2021:

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Percentage Change

	(in thousands, except percentages)
Operating revenue	$236,739	$247,746	4.6%
Operating revenue – Luna Pool collaborative arrangement	8,334	18,290	119.5%
Operating revenue – Unigas Pool	—	8,155	n/a

Total operating revenue	245,073	274,191	11.9%
Operating expenses:
Brokerage commissions	3,780	3,330	(11.9%)
Voyage expenses	46,856	50,080	6.9%
Voyage expenses – Luna Pool collaborative arrangement	7,363	14,567	97.8%
Vessel operating expenses	81,120	90,766	11.9%
Depreciation and amortization	57,541	62,800	9.1%
General and administrative costs	17,542	19,825	13.0%
Other income	(124)	(258)	108.1%

Total operating expenses	214,078	241,110	12.6%

Operating income	30,995	33,081	6.7%
Foreign currency exchange gain on senior secured bonds	4,953	1,710	(65.5%)
Unrealized (loss) / gain on non-designated derivative instruments	(5,616)	51	n/a
Interest expense	(32,009)	(27,981)	(12.6%)
Loss on repayment of 7.75% senior unsecured bonds	(479)	—	n/a
Write off of deferred financing costs	(155)	—	n/a
Interest income	367	164	(55.3%)

(Loss) / income before taxes and share of result of equity accounted joint venture	(1,944)	7,025	n/a
Income taxes	(456)	(781)	71.3%
Share of result of equity accounted joint venture	(58)	4,698	n/a

Net Loss / income	(2,458)	10,942	n/a
Net income attributable to non-controlling interest	(1,351)	(1,172)	(13.2%)

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(3,809)	$9,770	n/a

Operating Revenue. Operating revenue, net of address commission, increased by $11.0 million or 4.6% to $247.7 million for the nine months ended September 30, 2021, from $236.7 million for the nine months ended September 30, 2020. This increase was principally due to:

•

an increase in operating revenue of approximately $4.1 million attributable to an increase in vessel available days by 222 days to 10,452 days for the nine months ended September 30, 2021, from 10,230 days for the nine months ended September 30, 2020. This increase in available days was as a result of seven additional handysize vessels being acquired as part of the Ultragas transaction;

•

an increase in operating revenue of approximately $2.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $22,044 per vessel per day ($670,490 per vessel per calendar month) for the nine months ended September 30, 2021, compared to an average of approximately $21,733 per vessel day ($661,082 per vessel per calendar month) for the nine months ended September 30, 2020;

•

an increase in operating revenue of approximately $0.9 million attributable to an increase in fleet utilization which was 85.8% for the nine months ended September 30, 2021 compared to 85.4% for the nine months ended September 30, 2020; and

•

an increase in operating revenue of approximately $3.2 million primarily attributable to an increase in pass through voyage costs, due to additional fuel and canal transit costs for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

The following table presents selected operating data for the nine months ended September 30, 2020 and 2021, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our 11 owned vessels in the independently managed Unigas Pool or the five Pacific Gas vessels in our Luna Pool.

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021
Fleet Data:
Weighted average number of vessels	38.0	39.6
Ownership days	10,412	10,799
Available days	10,230	10,452
Operating days	8,737	8,967
Fleet utilization	85.4%	85.8%
Average daily time charter equivalent rate (*)	$21,733	$22,044

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing operating revenue, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021

	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$236,739	$247,746
Voyage expenses (excluding collaborative arrangements)	46,856	50,080

Operating revenue less Voyage expenses	189,883	197,666

Operating days	8,737	8,967
Average daily time charter equivalent rate	$21,733	$22,044

Operating Revenue – Luna Pool collaborative arrangement. Operating revenue – Luna Pool collaborative arrangement, which was our share of the other Luna Pool participants revenue, was $18.3 million for the nine months ended September 30, 2021 compared to $8.3 million for the nine months ended September 30, 2020. The increase was principally as a result of the Luna Pool only becoming operational during the quarter ended June 30, 2020, compared to being operational for the full nine months to September 30, 2021.

Operating Revenue – Unigas Pool. Operating revenue – Unigas Pool was $8.2 million for the nine months ended September 30, 2021 and represents our share of the revenue earned on our 11 vessels operating within the Unigas Pool, based on agreed pool points. These vessels were acquired as part of the Ultragas transaction on August 4, 2021 and therefore the Operating revenue – Unigas Pool relates to revenue earned for a portion for the nine months ended September 30, 2021. We had no vessels operating in the Unigas pool for the nine months ended September 30, 2020.

Brokerage Commissions. Brokerage commissions, which typically vary between 0.625% and 2.5% of operating revenue, reduced by 11.9%, to $3.3 million for the nine months ended September 30, 2021, from $3.8 million for the nine months ended September 30, 2020, primarily due to a charter negotiation direct with the charterer where no broker commission is payable.

Voyage Expenses. Voyage expenses increased by 6.9% to $50.1 million for the nine months ended September 30, 2021, from $46.9 million for the nine months ended September 30, 2020. This was primarily due to an increase in the price of bunkers used by our vessels. These increased voyage costs are pass through costs, corresponding to an increase in operating revenue of the same amount.

Voyage Expenses. – Luna Pool collaborative arrangement. Voyage expenses – Luna Pool collaborative arrangement, which was our other Luna Pool participants share of our revenue, was $14.6 million for the nine months ended September 30, 2021 an increase of $7.2 million compared to the $7.4 million for the nine months ended September 30, 2020. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there were no Voyage Expenses – Luna Pool collaborative arrangement during the first three months ended March 31, 2020 and a reduced share of the other Luna Pool participants share of our revenue during the initial quarter of its operations.

Vessel Operating Expenses. Vessel operating expenses increased by 11.9% to $90.8 million for the nine months ended September 30, 2021, from $81.1 million for the nine months ended September 30, 2020. The increase in vessel operating expenses was as a result of an additional 18 vessels joining the fleet during August 2021 as a result of the Ultragas transaction. Average daily vessel operating expenses increased by $121 per vessel per day, or 1.6%, to $7,912 per vessel per day for the nine months ended September 30, 2021, compared to $7,791 per vessel per day for the nine months ended September 30, 2020. This was primarily due to a general reduction in vessel operating expenses across the fleet in the nine months ended September 30, 2020 as a result of COVID-19, which resulted in operating costs being deferred to subsequent quarters.

Depreciation and Amortization. Depreciation and amortization expense increased by 9.1% to $62.8 million for the nine months ended September 30, 2021, from $57.5 million for the nine months ended September 30, 2020. Depreciation and amortization expense included amortization of capitalized drydocking costs of $8.0 million and $5.8 million for the nine months ended September 30, 2021 and 2020 respectively.

General and Administrative Costs. General and administrative costs increased by $2.3 million or 13.0% to $19.8 million for the nine months ended September 30, 2021, from $17.5 million for the nine months ended September 30, 2020. This increase in general and administrative costs was primarily due to additional audit fees of $0.5 million, increased insurance premium of $0.9 million for directors & officers insurances and $0.6 million for general and administrative costs associated with Ultragas since the date of the transaction.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollars at the prevailing exchange rate as of September 30, 2021. The foreign currency exchange gain of $1.7 million for the nine months ended September 30, 2021 was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 8.7 to USD 1.0 as of September 30, 2021 compared to NOK 8.5 to USD 1.0 as of December 31, 2020. The foreign currency exchange gain of $5.0 million for the nine months ended September 30, 2020 was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 9.4 to USD 1.0 as of September 30, 2020 compared to NOK 8.8 to USD 1.0 as of December 31, 2019.

Unrealized Gain/(Loss) on Non-designated Derivative Instruments. The unrealized gain on non-designated derivative instruments of $51,000 for the nine months ended September 30, 2021 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to a slight weakening of the Norwegian Kroner against the U.S. dollar. The unrealized loss on this swap for the nine months ended September 30, 2020 was $5.6 million as a result of the significant volatility between the Norwegian Kroner and the U.S. dollar due to uncertainties surrounding COVID-19 during the early part of 2020.

Interest Expense. Interest expense decreased by $4.0 million, or 12.6%, to $28.0 million for the nine months ended September 30, 2021, from $32.0 million for the nine months ended September 30, 2020. This is primarily as a result of a reduction in 3-month US LIBOR interest rates and is notwithstanding interest on the additional debt of $192.7 million assumed with the Ultragas acquisition on August 4, 2021.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the nine months ended September 30, 2021, we had a tax charge of $781,000, an increase from the $456,000 for the nine months ended September 30, 2020.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a gain of $4.7 million for the nine months ended September 30, 2021 compared to a loss of $58,000 for the nine months ended September 30, 2020, primarily as a result of increased volumes of product through the Marine Export Terminal during the nine months ended September 30, 2021, compared to the initial volumes for the nine months ended September 30, 2020, prior to the completion of the cryogenic storage tank and it becoming operational.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $1.2 million is presented as the non-controlling interest in our financial results.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income attributable to the stockholders of the Company to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2020 and 2021:

	(in thousands)		(in thousands)
	Three months ended		Nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Net income / (loss) attributable to the stockholders of Navigator Holdings Ltd.	$1,345	$6,690	$(3,809)	$9,770
Net interest expense	9,289	10,303	31,642	27,817
Income taxes	120	446	456	781
Depreciation and amortization	19,180	24,054	57,541	62,800

EBITDA(1)	$29,934	$41,493	$85,830	$101,168
Foreign currency exchange (gain) / loss on senior secured bonds	1,612	(1,372)	(4,953)	(1,710)
Unrealized loss / (gain) on non-designated derivative instruments	(1,991)	227	5,616	(51)

Adjusted EBITDA(1)	$29,555	$40,348	$86,493	$99,407

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income attributable to stockholders of the Company before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss) attributable to stockholders of the Company, our most directly comparable U.S. GAAP financial measure.

Our Fleet

The following table sets forth details of our vessels as of November 26, 2021:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	January 2026
Ethylene/ethane capable semi-refrigerated handysize
Navigator Orion*	2000	22,085	Time Charter	Ethane	January 2022
Navigator Neptune*	2000	22,085	Spot Market	Repairs	—
Navigator Pluto	2000	22,085	Spot Market	Propylene	—
Navigator Saturn*	2000	22,085	Time Charter	Ethane	May 2022
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Spot Market	Ethane	—
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Spot Market	Ethylene	—
Ethylene/ethane capable semi-refrigerated smaller size
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—
Semi-refrigerated handysize
Navigator Magellan	1998	20,700	Time charter	LPG	December 2021
Navigator Aries	2008	20,750	Time charter	LPG	December 2021
Navigator Capricorn	2008	20,750	Time charter	LPG	March 2022
Navigator Gemini	2009	20,750	Time charter	LPG	December 2021
Navigator Pegasus	2009	22,200	Time charter	Propylene	March 2022
Navigator Phoenix	2009	22,200	Time charter	LPG	May 2022
Navigator Scorpio	2009	20,750	Spot market	—	—
Navigator Taurus	2009	20,750	Spot market	Propylene	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Atlantic Gas	2014	22,000	Spot market	LPG	—
Adriatic Gas	2015	22,000	Time charter	LPG	December 2021
Balearic Gas	2015	22,000	Time charter	LPG	March 2022
Celtic Gas	2015	22,000	Spot market	Propylene	—
Navigator Centauri	2015	21,000	Time charter	LPG	May 2022
Navigator Ceres	2015	21,000	Time charter	LPG	June 2022
Navigator Ceto	2016	21,000	Time charter	LPG	June 2022
Navigator Copernico	2016	21,000	Time charter	LPG	June 2022
Bering Gas	2016	22,000	Spot market	Butadiene	—

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022
Arctic Gas	2017	22,000	Spot market	LPG	—
Pacific Gas	2017	22,000	Spot market	Butadiene	—
Semi-refrigerated smaller size
Happy Bird**	1999	8,600	Unigas Pool	—	—
Happy Falcon**	2002	3,770	Unigas Pool	—	—
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time charter	Ammonia	April 2022
Navigator Galaxy	2011	22,500	Time charter	Ammonia	December 2021
Navigator Genesis	2011	22,500	Time charter	Ammonia	January 2022
Navigator Global	2011	22,500	Time charter	LPG	February 2022
Navigator Gusto	2011	22,500	Time charter	LPG	January 2022
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool
**	denotes our owned vessels that operate within the independently managed Unigas Pool

Conference Call Details:

Tomorrow, Tuesday, November 30, 2021 at 10:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0 (808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Navigator” to the operator.

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). To listen to the live and archived audio file, visit our website www.navigatorgas.com and click on Key Dates under our Investors Centre page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department —investorrelations@navigatorgas.com

London: 10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. On August 4, 2021, Navigator acquired the fleet and business activities of Ultragas ApS, adding an additional 18 vessels to the fleet. The transaction unites two leading gas shipping companies. Navigator’s combined fleet now consists of 55 semi- or fully-refrigerated liquefied gas carriers, 22 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2020	September 30, 2021

	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$59,271	$105,827
Accounts receivable, net of allowance for credit losses of $119, (December 31, 2020: 161)	14,451	31,070
Accrued income	20,073	6,457
Prepaid expenses and other current assets	22,015	26,998
Bunkers and lubricant oils	8,428	14,102
Insurance Receivable	447	6,159
Amounts due from related parties	11,853	16,447

Total current assets	136,538	207,060
Non-current assets
Vessels, net	1,545,688	1,868,493
Asset held for sale	—	4,543
Property, plant and equipment, net	502	576
Intangible assets, net of accumulated amortization of $295 (December 31, 2020: $279)	277	207
Investment in equity accounted joint venture	148,665	143,665
Investment in associated companies	—	1,486
Derivative assets	—	223
Right-of-use asset for operating leases	5,701	1,210
Prepaid expenses and other non-current assets	2,037	1,120

Total non-current assets	1,702,870	2,021,523

Total assets	$1,839,408	$2,228,583

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$65,662	$127,091
Current portion of operating lease liabilities	1,276	773
Accounts payable	8,565	12,565
Accrued expenses and other liabilities	16,488	24,037
Accrued interest	3,398	3,418
Deferred income	11,604	20,542
Amounts due to related parties	229	437

Total current liabilities	107,222	188,863

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	552,595	649,652
Senior secured bond, net of deferred financing costs	69,580	68,060
Senior unsecured bond, net of deferred financing costs	98,158	98,453
Derivative liabilities	3,007	8,140
Operating lease liabilities, net of current portion	5,232	575
Amounts due to related parties	61,219	56,479

Total non-current liabilities	789,791	881,359

Total Liabilities	897,013	1,070,222
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 77,173,957 shares issued and outstanding, (December 31, 2020: 55,893,618)	559	771
Additional paid-in capital	593,254	797,046
Accumulated other comprehensive loss	(245)	(268)
Retained earnings	346,972	356,742
Equity hedging reserve	—	1,043

Total Navigator Holdings Ltd. stockholders’ equity	940,540	1,155,334
Non-controlling interest	1,855	3,027

Total equity	942,395	1,158,361

Total liabilities and stockholders’ equity	$1,839,408	$2,228,583

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2021	2020	2021

	(in thousands except share and per share data)
Revenues
Operating revenue	$75,613	$87,085	$236,739	$247,746
Operating revenue- Luna Pool collaborative arrangement	5,738	7,504	8,334	18,290
Operating revenue – Unigas Pool	—	8,155	—	8,155

Total operating revenues	81,351	102,744	245,073	274,191

Expenses
Brokerage commissions	1,220	1,163	3,780	3,330
Voyage expenses	14,584	16,775	46,856	50,080
Voyage expenses – Luna Pool collaborative arrangement	4,390	4,772	7,363	14,567
Vessel operating expenses	27,221	34,948	81,120	90,766
Depreciation and amortization	19,180	24,054	57,541	62,800
General and administrative costs	6,525	7,749	17,542	19,825
Other income	(77)	(98)	(124)	(258)

Total operating expenses	73,043	89,363	214,078	241,110

Operating income	8,308	13,381	30,995	33,081
Other income / (expense)
Foreign currency exchange gain / (loss) on senior secured bonds	(1,612)	1,372	4,953	1,710
Unrealized gain / (loss) on non-designated derivative instruments	1,991	(227)	(5,616)	51
Interest expense	(9,341)	(10,373)	(32,009)	(27,981)
Loss on repayment of 7.75% senior unsecured bonds	(479)	—	(479)	—
Write off of deferred financing costs	(155)	—	(155)	—
Interest income	52	70	367	164

(Loss) / income before income taxes and share of result of equity accounted joint venture	(1,236)	4,223	(1,944)	7,025
Income taxes	(120)	(446)	(456)	(781)
Share of result of equity accounted joint ventures	3,147	3,302	(58)	4,698

Net income / (loss)	1,791	7,079	(2,458)	10,942
Net income attributable to non-controlling interest	(446)	(389)	(1,351)	(1,172)

Net income / (loss) attributable to stockholders of Navigator Holdings Ltd.	$1,345	$6,690	$(3,809)	$9,770

Earnings / (Loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$0.02	$0.10	$(0.07)	$0.16
Weighted average number of shares outstanding:
Basic:	55,903,672	69,338,187	55,881,948	60,452,459
Diluted:	56,243,608	69,673,623	55,881,948	60,789,378

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2020	Nine Months ended September 30, 2021

	(in thousands)
Cash flows from operating activities
Net income / (loss)	$(2,458)	$10,942
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gain)/loss on non-designated derivative instruments	5,616	(51)
Depreciation and amortization	57,541	62,800
Payment of drydocking costs	(7,307)	(15,304)
Amortization of share-based compensation	859	1,094
Amortization of deferred financing costs	3,836	2,779
Call option premium on redemption of senior secured bonds	236	—
Share of result of equity accounted joint venture, net of distributions received	58	(511)
Insurance claim receivable	—	(6,123)
Impairment of vessel	—	5,400
Unrealized foreign exchange loss/(gain) on senior secured bonds	(4,953)	(1,710)
Other unrealized foreign exchange gain	(306)	(32)
Changes in operating assets and liabilities
Accounts receivable	907	(9,548)
Bunkers and lubricant oils	(20)	(3,635)
Accrued income and prepaid expenses and other current assets	(7,409)	13,035
Accounts payable, accrued interest, accrued expenses and other liabilities	6,488	6,621
Amounts due to related parties	286	(764)

Net cash provided by operating activities	53,374	64,993

Cash flows from investing activities
Payments to acquire ballast water systems	(1,756)	(2,293)
Investment in equity accounted joint venture	(15,000)	(4,000)
Distributions from equity accounted joint venture	—	9,513
Purchase of other property, plant and equipment	(36)	(232)
Cash acquired from investment in Ultragas	—	17,477
Insurance recoveries	740	411

Net cash (used in) / provided by investing activities	(16,052)	20,876

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	200,000	18,000
Issuance of 8.0% senior unsecured bonds	100,000
Issuance costs of 8.0% senior unsecured bonds	(1,963)
Issuance costs of secured bonds	(141)	—
Issuance costs of secured revolving credit facilities	(1,924)	(46)
Issuance costs of refinancing of vessel to related parties	(18)	—
Repayment of 7.75% senior unsecured bonds	(100,236)
Repayment of financing of vessel to related parties	(5,208)	(3,713)
Issuance costs of Terminal Facility	(72)	—
Repayment of secured term loan facilities and revolving credit facilities	(226,834)	(53,554)

Net cash used in financing activities	(36,396)	(39,313)

Net increase in cash, cash equivalents and restricted cash	926	46,556
Cash, cash equivalents and restricted cash at beginning of period	66,130	59,271

Cash, cash equivalents and restricted cash at end of period	$67,056	$105,827

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$31,417	$22,751

Total tax paid during the period	$212	$334

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our trends or forecasts. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s quarter-end close procedures and further financial review with respect to the Company’s financial statements for the quarter ended September 30, 2021, and other developments that may arise between now and the disclosure of the Company’s final results for such quarter;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture;

•	our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas transaction; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.